UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-9293
                             Washington, D.C. 20549
                                                                    Cusip Number
                                 FORM 12b-25                       740 065 107

                           NOTIFICATION OF LATE FILING

(Check One) _X_ Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended: December 31, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

      Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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     If     the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

  Pre-Paid Legal Services, Inc.
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Full Name of Registrant

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Former Name if Applicable

  321 East Main
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Address of Principal Executive Office (Street and Number)

  Ada, OK  74820
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Securities and Exchange Commission has inquired into Pre-Paid's accounting for commission advances. The Company subsequently received additional comments from the SEC staff and is reviewing these comments with its independent public accountants. Pre-Paid intends to continue working with the staff to resolve their questions. As a result, Pre-Paid is unable to finalize its financial statements for the year ended December 31, 2000.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Randy Harp                         580                 436-7402
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X   Yes      No
         ---       ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?     Yes  X    No
                                            ---     ---
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                          Pre-Paid Legal Services, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 3, 2001                   By  /s/ Randy Harp
     --------------------------           -------------------------------------
                                          Chief Operating Officer





                              ATTACHMENT TO 12B-25

As noted above, the Company is currently discussing its accounting for commission advances with the staff of the Securities and Exchange Commission. The ultimate resolution of these discussions may result in lower earnings than have previously been reported by the Company. Because the exact nature of any change in accounting for commission advances has not been determined, the Company is unable to make any specific estimate.